Filed Pursuant to Rule 433
Registration No. 333-289422
August 14, 2025

Term Sheet

$200,000,000

7.375% Fixed Rate Senior Notes due 2030

Pricing Term Sheet

Issuer:	The Bancorp, Inc. (“Issuer”)

Security:	7.375% Fixed Rate Senior Notes due 2030 (the “Senior Notes”)

Aggregate Principal Amount:	$200,000,000

Rating:

BBB+ by Kroll Bond Rating Agency

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	August 14, 2025

Settlement Date:	August 18, 2025 (T+2)

Maturity Date (if not previously redeemed):	September 1, 2030

Coupon:	7.375%

Price to Public:	100.00%

Interest Payment Dates:	March 1 and September 1, commencing on March 1, 2026 and ending on the earlier of the optional redemption date or the maturity date

Record Dates:	Each February 15 and August 15 immediately preceding the applicable interest payment date

Day Count Convention:	30/360

Optional Redemption:	The Senior Notes will be redeemable in whole or in part by us on or after the 30th day prior to the maturity date at 100% of the principal amount of the Senior Notes (par), plus accrued and unpaid interest thereon to but excluding the date of redemption. We will provide 10 to 60 calendar days’ notice of redemption to the registered holders of the Senior Notes

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:	We intend to use the net proceeds from the sale of the Senior Notes to (i) redeem or repay at maturity all $100.0 million outstanding aggregate principal amount of our 4.75% Senior Notes due August 15, 2025, including to pay any applicable redemption premium, (ii) fund our share repurchase program, and (iii) for general corporate purposes.

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$197,000,000

CUSIP/lSIN:	05969A AB1 / US05969AAB17

Joint Book-Running Managers:	Piper Sandler & Co. Raymond James Financial, Inc.

*Note: We expect that delivery of the Senior Notes will be made against payment therefor on or about the second business day following the date of pricing of the Senior Notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to one business day before the settlement date will be required, by virtue of the fact that the Senior Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Senior Notes who wish to trade their Senior Notes prior to one business day before the settlement date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com.